NEWS RELEASE

EMX Royalty Acquires Boreal Energy Metals Shares for
Two Nickel-Copper-Cobalt Projects in Sweden

Vancouver, British Columbia, May 18, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (“EMX”) is pleased to announce its acquisition of 2,020,202 common shares of Boreal Energy Metals Corp. (“BEMC”), representing an additional 4% equity stake in BEMC, and bringing EMX’s aggregate interest to 9.9% of BEMC’s issued and outstanding shares. EMX acquired the additional shares pursuant to the sale of the Njuggträskliden and Mjövattnet nickel-copper-cobalt projects in Sweden (the "Projects")1. The shares were issued to EMX at a deemed price of CDN $0.05 per share.

EMX has also been granted a 3% net smelter return (NSR) royalty on the Projects, as well as other consideration to EMX's benefit. The TSX Venture Exchange has approved the transfer of the Njuggträskliden and Mjövattnet exploration licenses from EMX to BEMC, subject to customary final filings.

BEMC is a recently formed private company focused on battery metal assets in Scandinavia, and is a subsidiary of Boreal Metals Corporation ("Boreal") (TSX Venture: BMX). In addition to EMX’s direct ownership in BEMC, which includes an initial 5.9% share equity position resulting from the sale of the Guldgruvan cobalt project2, EMX also has an indirect ownership interest via its 17.9% interest in Boreal, which owns the remaining 90.1% of BEMC. These interests provide EMX and its shareholders immediate exposure to equity upside, while the royalty interests provide longer term exposure to mineral production revenues and the optionality of continued exploration success and discovery.

Other News - First Quarter 2018 Results. The Company has made its interim filings for the quarter ended March 31, 2018, which are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on EMX’s website at www.EMXRoyalty.com. Financial results are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are expressed in Canadian dollars unless otherwise stated.

EMX shareholders wishing to obtain free printed copies of the interim financial statements may contact the Company via email at msegovia@EMXRoyalty.com or at Suite 501 – 543 Granville Street, Vancouver, BC, V6C 1X8.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

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1 See EMX news release dated April 11, 2018.
2 See EMX news releases dated February 9, 2018 and March 20, 2018.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXRoyalty.com	Email: SClose@EMXRoyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com